SoundHound AI, Inc.

5400 Betsy Ross Drive

Santa Clara, CA 95054

VIA EDGAR

November 22, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Kathleen Krebs

Re:	SoundHound AI, Inc. Amendment No. 1 to Registration Statement on S-1 Filed October 17, 2022 File No. 333-267501

 Dear Ms. Krebs:

SoundHound AI, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 10, 2022 regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) initially filed with the Commission on September 19, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Amendment No. 1 to Form S-1

General

1.

We note your response to prior comment 2 regarding the 250,000 commitment shares you are registering for resale by CF Principal Investments LLC. We have considered the terms of these commitment shares under the purchase agreement, as revised by the side letter agreement entered into between the company and CF Principal Investments on the same date. As structured, CF Principal Investments is acting as an underwriter of the commitment shares in a primary, at-the-market offering of the shares. Since the company is not eligible to conduct a primary, at-the-marketing offering, provide a fixed price at which CF Principal Investments will offer the commitment shares and identify CF Principal Investments as an underwriter of these shares.

In response to the Staff’s comment, the Company and CF Principal Investments LLC (“CFPI”) amended the terms of the side letter agreement (the “Amended and Restated Side Letter Agreement”) to remove the potential payment by CFPI to the Company of proceeds from sales of commitment shares by CFPI.

Contemporaneously with the submission of this response, the Company has filed Amendment No. 2 to the Registration Statement to reflect the amended terms of the side letter agreement and the Company has attached the Amended and Restated Side Letter Agreement as an exhibit thereto.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Matthew Bernstein, Esq., at mbernstein@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Keyvan Mohajer
Keyvan Mohajer, Chief Executive Officer and Director

cc:	Matthew Bernstein, Esq.
Ellenoff Grossman & Schole LLP